SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/MF No 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 1, 2018

I. Date, Time and Place: August 1, 2018, at 2:00 p.m., at Gol Linhas Aéreas Inteligentes S.A. (“Company”), Praça Comte. Linneu Gomes, S/N, Portaria 3 - Prédio 07 - Meeting Room of the Board of Directors, Jardim Aeroporto, City and State of São Paulo. II. Calling and Attendance: Call Notice on July 25, 2018, under the terms of §1 of Article 19 of the Company’s Bylaws and the attendance of the following members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, William Charles Carroll, Antonio Kandir, Anna Luiza Serwy Constantino and Francis James Leahy Meaney. III. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Graziela Galli Ferreira Barioni, to act as secretary of the meeting. IV. Agenda: To pass resolutions on the following matters: (i) approval of the Company’s financial statements for the second quarter of 2018, with special revision by Ernst & Young Auditores Independentes S.S. (“EY”); (ii) approval of an air ticket advance purchase and sale agreement to be executed among Smiles S.A. (“Smiles”), Gol Linhas Aéreas S.A., a corporation with the CNPJ/MF no. 07.575.651/0001-59, subsidiary of the Company (“GLA”), and the Company, in its capacity as guarantor of GLA’s obligations (“Advance Purchase Agreement”); (iii) authorization for the Board of Executive Officers of the Company to perform all acts necessary for the fulfillment of the resolution mentioned in item “ii” above; (iv) the Company’s grant of a corporate guarantee of GLA’s obligations under: (iv.a) lease agreements for Boeing 737-800, MSN 34267, MSN 34966, MSN 34964, MSN 34965 and MSN 36146 aircraft, executed among GLA and Celestial Aviation Trading 22 Limited; and (iv.b) lease agreement for Boeing 737-800, MSN 34964 aircraft, to be executed among GLA and Celestial Aviation Trading 22 Limited; (v) the Company’s grant of a corporate guarantee of GLA’s obligations under: (v.a) a financing agreement for three LEAP-1B25 engines, executed among GLA and PK AirFinance; and (v.b) an advance payment financing agreement for two LEAP-1B25 engines, to be executed among GLA and PK AirFinance; (vi) the Company’s grant of a corporate guarantee of GLA’s obligations under a counter-guarantee agreement to be executed among GLA and J.Malucelli Seguradora S/A, for the issuance of insurance policies and endorsements; (vii) the Company’s grant of a corporate guarantee of GLA’s obligations under the ISDA 2002 Master Agreement between GLA and Mitsui Bussan Commodities Ltd (“Mitsui”); (viii) homologation of the capital increase, as a result of the exercise of options by beneficiaries of the Stock Purchase Option Plan; (ix) resignation of a member and the election of a new member to the Company Alliances Committee; (x) amendment to the Company Alliances Committee’s bylaws; (xi) execution of two credit agreements (“Credit Agreements”), among the Company, GLA, Crédit Agricole CIB Bank (“CA-CIB”), and Export-Import Bank of the United States (“Ex-Im Bank”), in the amount of up to US$11,000,000 each, for the financing of payments relating to technical services performed on GLA’s aircraft engines; (xii) execution of two Guaranty Agreements (“Guaranty Agreements”) among the Company, CA-CIB and Ex-Im Bank in order to guarantee the obligations assumed by GLA under the Credit Agreement and the related promissory notes; (xiii) execution of two borrower indemnity agreements (“Borrower Indemnity Agreements”) and fee letters (“Fee Letters”), containing the Company’s direct obligations relating to financial agreements for maintenance on GLA’s aircraft engines; (xiv) the Company’s execution of any other agreements, commitments or documents relating to the financing of the repair services of GLA’s aircraft engines, guaranteed by Ex-Im Bank, mentioned in items “xi,” “xii” and “xiii” above; (xv) granting of stock purchase options (“Options”), under the terms of the Long Term Incentive Plan – Stock Purchase Option (“Stock Purchase Option Plan”), approved by the Special Shareholders’ Meeting held on October 19, 2012 (“AGE dated 10.19.2012”); and (xvi) granting of restricted shares premiums (“Premiums”), under the terms of the Long Term Incentive Plan – Restricted Shares Plan (“Restricted Shares Plan”), approved at the AGE dated 10.19.2012. V. Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matters hereof, the following resolutions were approved by unanimous vote: (i) the Company’s financial statements for the second quarter of 2018, with special review by EY. Accordingly, one copy of the financial statements, duly approved and initialed by the Chairman and the Secretary of the meeting, will be filed with the Company’s head office and disclosed on the due date; (ii) execution of the Advance Purchase Agreement, to be executed among Smiles, GLA and the Company, in its capacity as guarantor of GLA’s obligations, under which Smiles purchases credits for future use in the purchase of air tickets issued by GLA, under G3 and/or 127 IATA codes and/or for the purchase of other services related to passenger air transport. The advance purchase shall be paid in one tranche, with an immediate disbursement by Smiles in the amount up to R$300,000,000; (iii) authorization for the Board of Executive Officers of the Company to perform all the acts and execute any documents for the fulfillment of the resolution mentioned in item “ii” above; (iv) the Company’s grant of a corporate guarantee of GLA’s obligations under: (iv.a) lease agreements for Boeing 737-800, MSN 34267, MSN 34966, MSN 34964, MSN 34965 and MSN 36146 aircraft, executed among GLA and Celestial Aviation Trading 22 Limited; and (iv.b) lease agreement for Boeing 737-800, MSN 34964 aircraft, to be executed among GLA and Celestial Aviation Trading 22 Limited; (v) the Company’s grant of a corporate guarantee of GLA’s obligations under: (v.a) a financing agreement for three LEAP-1B25 engines, executed among GLA and PK AirFinance; and (v.b) an advance payment financing agreement for two LEAP-1B25 engines, to be executed among GLA and PK AirFinance; (vi) the Company’s grant of a corporate guarantee of GLA’s obligations under a counter-guarantee agreement among

GLA and J.Malucelli Seguradora S/A, for the issuance of insurance policies and endorsements; (vii) the Company’s grant of a corporate guarantee of GLA’s obligations under the ISDA 2002 Master Agreement between GLA and Mitsui; (viii) homologation of the increase in the Company’s capital, within the limit of its authorized capital, in the amount of R$2,472,026.37, upon the issuance of 331,418 preferred shares, all nominative with no face value, arising from the exercise of stock purchase options granted under the Company’s Stock Purchase Option Plan. The shares issued are identical to existing shares and, under the terms of the Stock Purchase Option Plan, will be entitled to the same rights granted to the other shares of the same kind, including the receipt of dividends and interest on capital: (viii.a) the exclusion of the preemptive rights of current shareholders of the Company upon the subscription of new preferred shares, in conformity with the provisions in Article 171, §3, of Law no. 6404, dated December 15, 1976, as amended; and (viii.b) the total issue price was set at R$2,472,026.37, in accordance with the Company’s Stock Purchase Option Plan. As a result of the foregoing in item “viii” above, the capital stock of the Company shall be increased from R$3,090,100,247.94 to R$3,092,572,274.31, represented by 3,130,573,263 shares, of which 2,863,682,710 are common shares and 266,890,553 are preferred shares, all nominative with no face value; (ix) the resignation of William Charles Carroll, American, married, accountant, holder of U.S. Passport no. 028.889.023, as a member of the Company Alliances Committee and the election of Perry Anthony Cantarutti, italian, married, business administrator, holder of Italian Passport no. YA8663463, as member of the Company Alliances Committee, with a term of office until May 8, 2019; (x) the amendment to the Company Alliances Committee’s bylaws, in accordance with Annex I, duly reviewed by the management of the Company, replacing the bylaws in force, approved in the Board of Directors Meeting held on May 8, 2018; (xi) the execution of two Credit Agreements, among the Company, GLA, CA-CIB, and Ex-Im Bank, in the amount of up to US$11,000,000 each for the financing of payments relating to technical services performed on GLA’s aircraft engines; (xii) the execution of two Guaranty Agreements among the Company, CA-CIB and Ex-Im Bank in order to guarantee the GLA’s obligations under the Credit Agreement and the related promissory notes; (xiii) the execution of two Borrower Indemnity Agreements and Fee Letters, containing the Company’s direct obligations relating to financial agreements for maintenance on GLA’s aircraft engines; (xiv) the Company’s execution of any other agreements, commitments or documents relating to the financing of the repair services of GLA’s aircraft engines, guaranteed by Ex-Im Bank mentioned in items “xi,” “xii” and “xiii” above; (xv) the granting of 718,764 (seven hundred and eighteen thousand, seven hundred and sixty-four) options, under the terms of the Stock Purchase Option Plan, approved by the AGE dated 10.19.2012. The granting date of the Options to the beneficiaries of the Stock Purchase Option Plan, for all purposes, is April 30, 2018, as approved by the Corporate Governance and People Committee (“CGCP”), which also approved the list of the beneficiaries, together with the respective amount of options granted; and (xvi) the granting of 773,463 (seven hundred and seventy-three thousand, four hundred and sixty-

three) premiums, which grant upon the beneficiaries the right to receive restricted shares, under the terms of the Restricted Shares Plan, approved at the AGE dated 10.19.2012. The granting date of the Premiums to the beneficiaries of the Restricted Shares Plan, for all purposes, is April 30, 2018, as approved by the CGCP, which also approved the list of the beneficiaries, together with the respective amount of Premiums granted. VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior - Chairman; Graziela Galli Ferreira Barioni - Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, William Charles Carroll, Antonio Kandir, Anna Luiza Serwy Constantino and Francis James Leahy Meaney. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, August 1, 2018.

___________________________________         ___________________________________

Constantino de Oliveira Junior                        Graziela Galli Ferreira Barioni

Chairman                                                    Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.